Filed by UBS Group AG and

UBS AG

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: UBS AG

Registration Statement No. 333-199011

Public Exchange Offer

by

UBS Group AG, Zurich

for all issued

registered shares of UBS AG, Zurich and Basel with a nominal value of CHF 0.10 each

Supplementary Swiss Offer Prospectus dated 12 November 2014

Amendments to the Exchange Offer

Information on number of shares of UBS AG tendered into the Exchange Offer

1 Introduction

UBS AG (“UBS”) proposes to its shareholders (the “UBS Shareholders” or a “UBS Shareholder”) to establish a new holding company, UBS Group AG (“UBS Group”). To implement this proposal, UBS Group, a Swiss stock corporation (Aktiengesellschaft), is offering to acquire any and all issued UBS Shares in exchange for UBS Group Shares on a share-for-share basis (the “Exchange Offer”).

On 29 September 2014 UBS Group published the Swiss offer prospectus regarding the Exchange Offer (the “Swiss Offer Prospectus”).

Under the terms of the Exchange Offer, every registered share of UBS with a nominal value of CHF 0.10 (each, a “UBS Share” and collectively, the “UBS Shares”) validly tendered in, and not withdrawn from, the Exchange Offer will be exchanged for one registered share of UBS Group with a nominal value of CHF 0.10 (each, a “UBS Group Share” and collectively, the “UBS Group Shares”). The Exchange Offer is comprised of separate offers (respectively, the “Swiss Exchange Offer” and the “U.S. Exchange Offer”). The Swiss Exchange Offer is being made to all holders of UBS Shares, wherever located, in accordance with local laws, regulations and restrictions, pursuant to the Swiss Offer Prospectus and, for holders of UBS Shares located in one or more member states of the European Economic Area, one or more separate prospectuses. The U.S. Exchange Offer is being made to all holders of UBS Shares located in the United States pursuant to separate offer documentation.

On 3 October 2014 the Swiss Takeover Board published its order of 3 October 2014 which confirmed that the Swiss Exchange Offer and the Swiss Offer Prospectus are in compliance with the Swiss statutory provisions relating to public tender offers.

Competent authorities have granted most of the approvals, clearances or declarations of no objection that UBS Group has determined are required to complete the Exchange Offer, and UBS Group expects that it will obtain (or waive) the remaining approvals during the extension of the Initial Acceptance Period (as announced with this amendment to the Swiss Offer Prospectus).

This document (the “Supplementary Swiss Offer Prospectus”) is supplemental to, and should be read in conjunction with, the Swiss Offer Prospectus. Any statement contained in the Swiss Offer Prospectus shall be deemed to be modified or superseded to the extent that a statement contained in this Supplementary Swiss Offer Prospectus modifies or supersedes such statement.

Unless otherwise specified, terms and expressions which are defined in the Swiss Offer Prospectus apply also to this Supplementary Swiss Offer Prospectus.

2 Background to this Supplementary Swiss Offer Prospectus

2.1 Information on the number of UBS Shares tendered to UBS Group

Pursuant to the Swiss Offer Prospectus the Initial Acceptance Period began on 14 October 2014 and was expected to end on 11 November 2014.

As of the end of the Initial Acceptance Period, a total of 3’327’585’789 UBS Shares have been tendered to UBS Group under the Exchange Offer.

Subject to the offer restrictions set forth in the Swiss Offer Prospectus, the Swiss Exchange Offer relates to all issued UBS Shares (see section F.1 of the Swiss Offer Prospectus), including any UBS Shares that will be issued between 24 September 2014 and the end of the Additional Acceptance Period (see section B.1 of the Swiss Offer Prospectus).

At the end of the Initial Acceptance Period, the Exchange Offer relates to a total of 3’844’510’827 UBS Shares. The table below provides information on the number of UBS Shares tendered until the end of the Initial Acceptance Period:

	UBS Shares	Acceptance Ratio
Treasury shares tendered by UBS	90’250’129	n.a.
UBS Shares tendered by UBS Shareholders	3’237’335’660	84.21%
Total of tendered UBS Shares	3’327’585’789	corresponding to 86.55% of all issued UBS Shares as of the originally scheduled expiration date of the Initial Acceptance Period

2.2 Reduction of the Minimum Acceptance Condition

On 22 August 2014, the Swiss Takeover Board issued a second order dealing with selected issues of the Exchange Offer and stated in ruling No 1:

For the public exchange offer to the shareholders of UBS AG, in case of a reduction of the minimum acceptance condition of 90%, UBS Group AG is permitted to extend the initial acceptance period (main period) by five up to a maximum of ten trading days by way of an electronic notification published on the first trading day following the expiration of the initial acceptance period (main period) before the start of trading.

Given the number of UBS Shares tendered during the Initial Acceptance Period, UBS Group has resolved to reduce the Minimum Acceptance Condition and therefore amends the Swiss Offer Prospectus with this Supplementary Swiss Offer Prospectus.

3 Amendments to the Swiss Offer Prospectus

In accordance with the Swiss Offer Prospectus, the order of the Swiss Takeover Board as of 22 August 2014 and subject to applicable rules and regulations, UBS Group reduces with this Supplementary Swiss Offer Prospectus the Minimum Acceptance Condition to 66.67% and extends the Initial Acceptance Period until 20 November 2014 (as a consequence of this extension, the “Extended Initial Acceptance Period” runs from 14 October 2014 to (and including) 20 November 2014).

3.1 Minimum Acceptance Condition: Offer condition 1. in Section B.9 of the Swiss Offer Prospectus

Given the number of UBS Shares tendered during the Initial Acceptance Period, UBS Group reduces with this Supplementary Swiss Offer Prospectus the Minimum Acceptance Condition to 66.67%. As a consequence, condition 1. of the Swiss Exchange Offer has been amended as follows:

1.	UBS Shares that have been validly tendered and have not been withdrawn from the Exchange Offer, together with any UBS Shares tendered, or contributed, by UBS to UBS Group or already owned by UBS Group, represent at least 66.67% of all UBS Shares in issue at the expiration of the Extended Initial Acceptance Period (the “Minimum Acceptance Condition”).

3.2 Extension of Initial Acceptance Period and new indicative timeline for the Swiss Exchange Offer

The reduction of the Minimum Acceptance Condition entails, in accordance with applicable rules and regulations, an extension of the Initial Acceptance Period. The new indicative timeline for the Swiss Exchange Offer (Section M. of the Swiss Offer Prospectus) is as follows:

11 November 2014	End of the Initial Acceptance Period

12 November 2014	Publication of Supplementary Swiss Offer Prospectus and effectiveness of amendments to Swiss Offer Prospectus

20 November 2014	End of the Extended Initial Acceptance Period (1) (2)

21 November 2014	Announcement of preliminary interim results (via electronic media) (2)

26 November 2014	Announcement of definitive interim results (via electronic and print media) (2)

26 November 2014	Start of the Additional Acceptance Period (2)

26 November 2014	Extraordinary general meeting of UBS Group to resolve on capital increase (2) Contribution of UBS Shares to UBS Group and ordinary capital increase of UBS Group / creation of authorized capital (2)

28 November 2014	First Settlement: Delivery of UBS Group Shares for the UBS Shares tendered during the Extended Initial Acceptance Period (2)

28 November 2014	Listing and first day of trading of UBS Group Shares on the SIX Swiss Exchange (2) Listing and first day of trading of UBS Group Shares on the NYSE (2)

10 December 2014	End of the Additional Acceptance Period (2) (3) Closing of separate trading line for tendered UBS Shares (2)

11 December 2014	Announcement of preliminary final results (via electronic media) (2)

16 December 2014	Announcement of definitive final results (via electronic and print media) (2)

16 December 2014	Contribution of UBS Shares tendered during the Additional Acceptance Period and issuance of new UBS Group Shares out of authorized capital (2)

18 December 2014	Second Settlement: Delivery of UBS Group Shares for the UBS Shares tendered during the Additional Acceptance Period (2)

18 December 2014	Listing of UBS Group Shares newly issued at the second settlement (2)

(1)	The deadline for tenders of UBS Shares held in the SIS Settlement System or in certificated form recorded in the Swiss share register is 4:00 p.m., Swiss time, on the Expiration Date. The deadline for tenders of UBS Shares held in DTC or directly with Computershare is 5:00 p.m., New York City time, on the Expiration Date.
(2)	UBS Group reserves the right according to section B.5 of the Swiss Offer Prospectus to extend the Extended Initial Acceptance Period one or several times. In such a case, the timetable will be adjusted accordingly. An extension of the Extended Initial Acceptance Period beyond 40 trading days could only occur with the consent of the Swiss Takeover Board.
(3)	The deadline for tenders of UBS Shares held in the SIS Settlement System or in certificated form recorded in the Swiss share register is 4:00 p.m., Swiss time, on the expiration date of the Additional Acceptance Period. The deadline for tenders of UBS Shares held in DTC or directly with Computershare is 5:00 p.m., New York City time, on the expiration date of the Additional Acceptance Period.

4 Withdrawal Rights

During the extension of the Initial Acceptance Period, any UBS Shares validly tendered and not properly withdrawn from the Exchange Offer will remain subject to the Exchange Offer, subject to the right of each holder who has validly tendered his or her shares into the Exchange Offer to withdraw the UBS Shares he or she has already tendered.

5 Additional Report of the Review Body

Public exchange offer by UBS Group AG, Zurich, for all issued registered shares of UBS AG, Zurich and Basel, with a nominal value of 0.10 CHF each

Report of the Review Body pursuant to article 27 para. 3 of the Ordinance of the Swiss Takeover Board on Public Takeover Offers (TOO) and article 25 of the Federal Act on Stock Exchanges and Securities Trading (Stock Exchange Act, SESTA)

As a review body recognized according to the SESTA to review public takeover offers, we have reviewed the supplementary offer prospectus of UBS Group AG (offer prospectus of 29 September 2014 and supplementary offer prospectus of 12 November 2014). The report of the board of directors of the target company was not subject to our review.

The preparation of the supplementary offer prospectus is the responsibility of UBS Group AG. Our responsibility is to express an opinion on the supplementary offer prospectus based on our review. We confirm that we comply with the independence requirements provided by takeover law and that there do not exist any issues, which disparate to our independence.

Our review was conducted in accordance with the Swiss Auditing Standard on the examination of Public Takeover Offers (AS 880), which requires that a review pursuant to article 27 para. 3 TOO and article 25 SESTA is planned and performed to verify the formal completeness of the supplementary offer prospectus pursuant to the SESTA and its ordinances and the orders of the Swiss Takeover Board and to obtain reasonable assurance about whether the supplementary offer prospectus is free from any material misstatements in consequence of violations or errors. We have reviewed the information in the supplementary offer prospectus by means of analyses and ascertainments on a test basis. Furthermore, we have verified the compliance with the SESTA and its ordinances and the orders of the Swiss Takeover Board 572/01 of 30 June 2014, 572/02 of 22 August 2014 and 572/03 of 3 October 2014. We believe that our review provides a reasonable basis for our opinion.

We have not encountered any facts from which we had to infer that:

1.	the supplementary offer prospectus is not complete and accurate;

2.	the supplementary offer prospectus is not in accordance with the SESTA and its ordinances and the orders of the Swiss Takeover Board 572/01 of 30 June 2014, 572/02 of 22 August 2014 and 572/03 of 3 October 2014.

This report is neither a recommendation for the acceptance or rejection of the offer nor a confirmation (Fairness Opinion) regarding the financial appropriateness of the offer price.

Zurich, 11 November 2014

BDO Ltd

Edgar Wohlhauser		Marcel Jans
Partner	Partner

6. Relationship and Reference to the Swiss Offer Prospectus

This Supplementary Swiss Offer Prospectus constitutes an integral part of the Swiss Offer Prospectus. Except for the amendments to the Swiss Exchange Offer set forth in this Supplementary Swiss Offer Prospectus, the Swiss Offer Prospectus remains unchanged.

7. Publication

This Supplementary Swiss Offer Prospectus is published in German, French and English in the electronic media. It will also be provided to Bloomberg and Reuters.

The Swiss Offer Prospectus and this Supplementary Swiss Offer Prospectus (in German, French and English) can be obtained without delay and free of charge from UBS AG, Prospectus Library, P.O. Box, CH-8098 Zurich (telephone: +41 (0)44 239 47 03, telefax: +41 (0)44 239 69 14, e-mail: swiss-prospectus@ubs.com). The Swiss Offer Prospectus and this Supplementary Swiss Offer Prospectus can also be obtained at www.ubs.com/exchangeoffer.

8. Governing Law/Jurisdiction

The Swiss Exchange Offer, the Swiss Offer Prospectus, this Supplementary Swiss Offer Prospectus and all rights and obligations resulting therefrom shall be subject to and are governed by Swiss law. The exclusive place of jurisdiction is the City of Zurich (Zurich 1).

Offer Restrictions

The ability of UBS Shareholders who are not resident in Switzerland to accept the Exchange Offer may be affected by the laws of the relevant jurisdiction in which they are located or of which they are citizens. Persons who are not resident in Switzerland should inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdictions. In addition, any person (including, without limitation, any custodian, nominee and trustee) who would, or otherwise intends to, or who may have a contractual or legal obligation to, forward the Swiss Offer Prospectus and/or any other related document to any jurisdiction outside Switzerland should inform itself of, and observe, any applicable legal or regulatory requirements of their jurisdiction.

The release, publication or distribution of the Swiss Offer Prospectus and this Supplementary Swiss Offer Prospectus in jurisdictions other than Switzerland may be restricted by law and, therefore, any persons who are subject to the laws of any jurisdiction other than Switzerland should inform themselves about, and observe, any applicable requirements. Any failure to comply with the applicable restrictions may constitute a violation of the securities laws of any such jurisdiction. The Swiss Offer Prospectus has been prepared for the purposes of complying with articles 22 et seq. SESTA and the information disclosed herein may not be the same as that which would have been disclosed if the Swiss Offer Prospectus and this Supplementary Swiss Offer Prospectus had been prepared in accordance with the laws of any jurisdiction other than Switzerland.

UBS and UBS Group have filed and will file materials relevant to the U.S. Exchange Offer with the U.S. Securities and Exchange Commission (the “SEC”). Among other materials, UBS Group has filed with the SEC a registration statement on Form F-4, which includes an offer to exchange/prospectus. UBS has filed a related solicitation/recommendation statement on Schedule 14D-9 with the SEC. INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE TRANSACTION FILED OR TO BE FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a copy of such filings, without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from UBS Group’s U.S. information agent, Georgeson, without charge at +1 (888) 613-9817, once they are filed with the SEC. None of these documents and other materials filed or to be filed with the SEC in connection the U.S. Exchange Offer forms part of the Swiss Offer Prospectus or is incorporated therein by reference.

For further information, please see pages 3 et seq. of the Swiss Offer Prospectus.

Registered Shares of UBS AG

Swiss Security Number: 2489948       ISIN: CH0024899483         Ticker Symbol: UBSN

Place and Date

Zurich, 12 November 2014

Offer Manager

UBS AG